December 10, 2018

Chan Heng Fai
Chairman and Chief Executive Officer
HF Enterprises Inc.
4800 Montgomery Lane
Suite 210
Bethesda MD 20814

       Re: HF Enterprises Inc.
           Draft Registration Statement on Form
           Submitted November13, 2018
           CIK No. 0001750106

Dear Mr. Heng Fai:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS filed November13, 2018

Prospectus Summary, page 1

1. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please provide us with a supplemental detailed analysis of:

           the specific exemption that you and each of your subsidiaries intend to rely on; and

           how you and each of your subsidiaries' investment strategy and business model will support that exemption.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
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         Please ensure that the disclosure in your prospectus is consistent with your supplemental analysis. We will refer your response to the Division of Investment Management for further review.
2. Please tell us if you intend to register as an investment adviser under the Investment
         Advisers Act of 1940, as amended. To the extent you do not intend to register as an investment adviser, please provide us with a supplemental detailed analysis as to why you believe you are not required to register. Explain in your response how your current and planned business operations and investment strategy are consistent with your conclusion.
3. We note your disclosure throughout regarding your ownership interest in various entities, which appears to vary from direct and indirect, wholly-owned, majority-owned, and partially-owned. Please revise your disclosure throughout to clarify your organizational structure and provide an organizational chart as referenced on page 6. Include in the chart or as a footnote information regarding your ownership interests in each of the entities.
4.       We note your disclosure regarding your 19.8%-owned subsidiary Holista
CollTech
         Limited. Please tell us why you view Holista CollTech as a subsidiary when you only have a minority interest in the entity.
Our Growth Strategy and Competitive Advantages, page 3

5. We note your disclosure that you intend to have a similar business philosophy to
         Berkshire Hathaway. We also note that you are a smaller reporting company and have not been in operation for long. Please consider removing this comparison and revising your competition discussion to focus on the competitive conditions in your business as currently contemplated. Please refer to Item 101(h)(4)(iv) of Regulation S-K.
Risk Factors, page 10

6. Please add risk factor disclosure, as applicable, describing any potential impact of the proposed tariffs by the United States and China on your operations.
7. Please provide specific risk factor as appropriate regarding international regulations that may impact your business operations.
Our significant investments in public companies ..., page 11

8. We note your reference to your subsidiaries' securities being "listed" on the OTC Markets.
         Please revise to clarify that these shares are quoted on the OTC
Markets.
Anti-takeover provisions in our charter ..., page 22

9. We note your disclosure that your corporate documents will be effective upon completion of this offering. Please advise how you will be able proceed with this offering if your corporate documents are not yet effective. Please also tell us when you intend to include
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
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         updated corporate documents as required exhibits under Item 601(b) of Regulation S-K.
Concentration of ownership of our common stock..., page 23

10. Please expand this risk factor to clarify that your principal stockholder will be able to make decisions regarding (i) making changes to your articles of incorporation whether to issue additional common stock and preferred stock, including to himself, (ii) employment decisions, including compensation arrangements; and (iii) whether to enter into material transactions with related parties.
Our Bylaws have an exclusive forum..., page 24

11. We note your disclosure in this section that your certificate of incorporation has an exclusive forum provision limited to the Court of Chancery of the State of Delaware (or if
         no Court of Chancery located within the State of Delaware has jurisdiction, the Federal
         District Court for the District of Delaware). Your certificate of incorporation included as an exhibit, however, does not provide for jurisdiction within the Federal District Court for the District of Delaware. Please revise your disclosure and certificate of incorporation, as applicable, to state whether you intend the exclusive forum provision to apply to claims under the federal securities laws.
Use of Proceeds, page 25

12. We note your disclosure relating to your 19.8% equity interest in Holista CollTech
         Limited and 14.2% equity interest in Vivacitas Oncology Inc. Please tell us how you account for, and how your financial statements reflect these investments.
13. We note that you intend to invest in selected companies including Holista CollTech
         Limited. Please advise which other companies that you are referring to.
14. We note that you intend to use part of the net proceeds of this offering to fund acquisitions of new entities and to provide investment to selected companies, including Holista
         CollTech. We also note your statement that a significant portion of the net proceeds of this offering will be used to acquire new companies. Please provide us with an analysis as to whether or not these other entities and companies, including Holista CollTech should be co-registrants in this offering pursuant to Rule 140 under the Securities Act.
Dilution, page 27

15. We note that the table on page 29 shows that the immediate dilution from the public offering price is $3.39 instead of $6.61 as disclosed in the paragraph preceding the table.
         Please revise your disclosure to correct this conflict.
16. Please revise the penultimate paragraph on page 29 to illustrate how you determined the effect of an assumed increase/decrease of 1,000,000 shares in the number of shares of common stock offered.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
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Management's Discussion and Analysis of Financial Condition and Results of Operations, page
29

17. We note the significant change in foreign currency translation adjustment during fiscal year 2017 (page F-26) and interim period (page F-3). Please tell us and revise your
         MD&A to discuss the reason for the significant fluctuation and the expected impact in future years.
Real Estate Assets, page 31

18. Please revise the last paragraph on page 31 to reconcile the capitalized development costs as of December 31, 2016 with the balance sheet and provide balanced disclosure for 2017.
19. Given the significance of properties under development to total assets, please expand your disclosure to provide a break-down of capitalized development costs as of December 31,
         2017 by project, stage of completion (e.g., finished lots, undeveloped land) and amount of capitalized development costs relating to lots under sale agreements with customers.
Results of Operations, page 32

20. We note your reference to "other." Please clarify, by footnote or otherwise, what is included in this category.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

21. We note your disclosure on page 36 that the 2018 revenue is expected to be approximately
         $20 million. We also note your disclosure on page 40 that you expect to generate approximately $68 million in revenue from Ballenger Run through the sale of developed lots and on page 42 that the total estimated revenue to be received pursuant to the NVR
         Lot Purchase Agreements is approximately $59 million based on your projection that the lot selling prices will increase 3% per annum on a quarterly basis after June 1, 2018.
         Please tell us why you believe you have a reasonable basis for such assessments. See Item
         10(b) of Regulation S-K.
Contractual Obligations, page 37

22. We note you have provided disclosure regarding your contractual obligations. To the extent you maintain this disclosure, please provide disclosure regarding all of your contractual obligations and present it in a manner consistent with the requirements of Item
         303(a)(5) of Regulation S-K.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
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FirstName LastName



Business, page 39

23. Please revise to clarify your intended business plan. For example, please clarify whether you intend to acquire an entire business or an interest in a business. If you intend to invest in a business, please clarify whether you primarily intend to acquire a minority interest or majority interest.
Our Operations, page 39

24. We note, on page 31, you disclose that you have leased units to customers in 2017. Please provide more disclosure regarding this aspect of your operations. Please provide more detailed disclosure regarding these leases in this section. For example, please disclose the number and type of properties involved and the average rent received for these properties.
25. For each of your development projects, please disclose the anticipated completion dates for each phase of development and the anticipated costs for each phase of development.
Digital Transformation Technology
HotApp Blockchain Subsidiary, page 44

26. We note your disclosure regarding your subsidiary. Please provide more detailed disclosure regarding the business of and services provided by this subsidiary and describe the stage of development of its blockchain technology . Describe whether its business entails, or will entail, the creation, issuance or use of digital assets and, if so, how those digital assets will be used. Please also disclose any related business risks and challenges, including any known trends or uncertainties that are reasonably expected to have a material impact on results of operations or financial condition. Biohealth Business, page 45

27. We note your disclosure in the fifth paragraph of page 45 regarding your acquisition of
         53% ownership stake in iGalen International Inc. Please tell us how you accounted for this acquisition, the guidance upon which you relied, and the impact of this acquisition on the financial statements.
28. Please revise your disclosure to describe the phase of development of each of your key products in this business line, Linebacker, Laetose and 3F.
Principal Stockhodlers, page 58

29. We note your disclosure on page 22 that there are outstanding options. Please advise whether these options are taken into account in the table.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
December 10, 2018 Page 6
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Consolidated Balance Sheets, page F-25

30. We note that the Union Bank Loan (page F-38) due on December 31, 2019 and the Private
         Investor Loan (page F-39) due on November 29, 2019 are presented as current liabilities, while the note payable to related parties (page F-39) due on demand is presented as long-
         term liability. Please tell us how you considered the due dates of the above loans in determining their classification in the balance sheets. This comment also applies to the interim financial statements.
Consolidated Statements of Operations and Other Comprehensive Income, page F-26

31. Please revise to disclose the total and per share net loss attributable to common stockholders and the total net loss attributable to noncontrolling interests. This comment also applies to the interim financial statements. Refer to ASC 810-10-45 and ASC 260-10-
         45.
Consolidated Statements of Stockholder's Equity, page F-27

32. Please revise to include a consolidated statement of stockholders' equity for the year ended December 31, 2016. We note that the accountants' report covers the referenced financial statement. Refer to Rule 8-02 of Regulation S-X.
33. Please tell us the reason for the significant difference between the statement of stockholders' equity and the statement of operations and comprehensive income as it relates to the foreign currency translation adjustment. This comment also applies to the interim financial statements.
Note 1. Nature of Operations and Summary of Significant Accounting Policies Basis of Presentation, page F-29

34. We note your disclosure relating to the identification of the accounting acquirer in the
         October 1, 2018 internal restructuring transactions which suggests that you will apply purchase accounting to these transactions. It appears from your disclosure throughout the filing that the Company and the entities transferred to the Company by Mr. Chan were under the common control of Mr. Chan before and after the referenced transactions. If so, please revise your disclosure to clarify that, if true, the transactions will be accounted for as reorganization of entities under common control. This comment also applies to the interim financial statements.
35. Given that the internal restructuring transactions did not occur until October 1, 2018, please tell us your basis for presenting consolidated, instead of combined, financial statements of the transferred entities for the periods prior to the reorganization. Also, tell us your basis for not presenting separate financial statements of the Company. This comment also applies to the interim financial statements.
 Chan Heng Fai
FirstName LastNameChan Heng Fai
HF Enterprises Inc.
Comapany10, 2018 Enterprises Inc.
December NameHF
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Financial Instruments, page F-31

36. It appears from your disclosure on page F-31 and F-36, that you adopted ASU 2016-01 in
         2017 and as a result the change in the fair value of the Company's equity investments is recognized in the consolidated statements of operations rather than the consolidated statements of comprehensive income. Please tell us how you considered the provision in
         ASU 2016-01 that the amendment relating to the recognition of changes in fair value in net income was not permitted to be early adopted.
Real Estate Assets, page F-31

37. Please revise to disclose the amount of interest and other cost capitalized.
Property Sales, page F-34

38. Please revise to disclose how you considered any continuing involvement in your revenue recognition policy for property sales.
Note 5. Builder Deposits, page F-38

39. Your disclosure on page F-38 indicates that NVR is entitled to purchase 443 lots for a price of approximately $5.6 million which is inconsistent with your disclosure on page F-
         16 that indicates that the price approximates $56M. Please revise to correct this conflict.
Note 7. Related Parties Transactions
Purchase of subsidiary from a director, page F-39

40. Please tell us how you accounted for the acquisition of Hengfai Asset Management Pte.
         Ltd. and SeD Intelligent Home Inc., the guidance upon which you relied, and the impact of these acquisitions on the financial statements.
Note 8. Equity, page F-41

41. Please provide to us additional details regarding the merger reserve, how you accounted for this reserve and the guidance upon which you relied.
Note 9. Investments Measured at Fair Value, page F-41

42. For each investment included in "Investment Stocks (quoted)" disclosed on page F-42 please provide to us additional details regarding the number of shares held, the quoted price and the source of this information. This comment also applies to the interim financial statements.
43. Tell us why the unrealized gain on securities investment is labeled as related parties in the
 Chan Heng Fai
HF Enterprises Inc.
December 10, 2018
Page 8
      statement of operations and comprehensive income for fiscal year 2017.
Part II
Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules, page II-3

44. Please file the agreement related to your loan with Union Bank in accordance with Item
      601(b)(10) of Regulation S-K or tell us why you believe this agreement is not material.
       You may contact Jorge Bonilla at 202-551-3414 or Daniel Gordon, Senior Assistant
Chief Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Sonia Barros,
Assistant Director, at 202-551-3655 with any other questions.



                                                           Sincerely,

FirstName LastNameChan Heng Fai                            Division of
Corporation Finance
                                                           Office of Real
Estate and
Comapany NameHF Enterprises Inc.
                                                           Commodities
December 10, 2018 Page 8
cc:       Spencer G. Feldman, Esq.
FirstName LastName